# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Insight Molecular Diagnostics Inc., CIK 0001642380
CUSIP: 68235C206
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2 International Plaza Dr., Suite 510, Nashville, Tennessee (TN), 37217
Date of event which requires filing of this statement: 02/10/2026
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,081,932; sole dispositive power 0; shared dispositive power 12,081,932; aggregate amount beneficially owned 12,081,932 (37.4% of the class)
- Broadwood Capital, Inc. (CIK 0001278387): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,081,932; sole dispositive power 0; shared dispositive power 12,081,932; aggregate amount beneficially owned 12,081,932 (37.4% of the class)
- Neal C. Bradsher (CIK 0001278388): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 157; shared voting power 12,081,932; sole dispositive power 157; shared dispositive power 12,081,932; aggregate amount beneficially owned 12,082,089 (37.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Insight Molecular Diagnostics Inc.
Address of issuer's principal executive offices: 2 International Plaza Dr., Suite 510, Nashville, Tennessee (TN), 37217
Comment: The name of the issuer is Insight Molecular Diagnostics Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive office is 2 International Plaza Dr., Suite 510, Nashville, Tennessee 37217. This Amendment No. 13 to Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

## Item 2. Identity and Background
Name of person filing:
(a), (f) The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen ("Mr. Bradsher", and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

(b), (c) Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 12,081,932 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 12,081,932 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 12,082,089 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report that, on February 10, 2026, Broadwood Partners entered into a securities purchase agreement with the Issuer (the "RD Purchase Agreement") pursuant to which Broadwood Partners agreed to acquire 521,739 Shares from the Issuer in a registered direct offering, for a combined total purchase price of $2,999,999, or $5.75 per Share.

The foregoing is a summary of certain material terms of the RD Purchase Agreement. However, such summary is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Form of the RD Purchase Agreement, which has been filed as Exhibit B and is incorporated herein by reference.

Except as otherwise set forth below, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been, and may continue to be, in contact with members of the Issuer's management, the board of directors of the Issuer (the "Board of Directors"), other significant shareholders and others regarding alternatives that the Issuer could employ to maximize the creation of shareholder value over time.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(d) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 12,081,932 Shares, constituting 37.4% of the Shares, based upon 32,297,028 Shares outstanding as of the date hereof, as adjusted to include warrants of the Issuer beneficially owned by Broadwood Partners. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 12,081,932 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 12,081,932 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 12,081,932 Shares, constituting 37.4% of the Shares, based upon 32,297,028 Shares outstanding as of the date hereof, as adjusted to include warrants of the Issuer beneficially owned by Broadwood Capital. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 12,081,932 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 12,081,932 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 12,082,089 Shares, constituting 37.4% of the Shares, based upon 32,297,028 Shares outstanding as of the date hereof, as adjusted to include warrants of the Issuer beneficially owned by Mr. Bradsher. Mr. Bradsher has the sole power to vote or direct the vote of 157 Shares and the shared power to vote or direct the vote of 12,081,932 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 157 Shares and the shared power to dispose or direct the disposition of 12,081,932 Shares.

Other than as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Form of RD Purchase Agreement (incorporated by reference in Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on Feburary 12, 2026)

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher / President of Broadwood Capital Inc.* (02/12/2026)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher / President* (02/12/2026)
- Neal C. Bradsher: /s/ NEAL C. BRADSHER, NEAL C. BRADSHER* (02/12/2026)
Comment: * This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).